Exhibit 99.1

Yandex to Add Listing on Moscow Exchange

MOSCOW and AMSTERDAM, June 3, 2014 — Yandex (Nasdaq:YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, and Moscow Exchange today jointly announce that Yandex has received approval for listing of its Class A shares (the “Shares”) in the Listing A Level 1, top quotation list on Moscow Exchange. Trading of Yandex Shares on Moscow Exchange is expected to commence on June 4, 2014 under symbol “YNDX”. Quotation and settlement of the Shares will be in Russian rubles. Yandex Shares will also continue to trade on the NASDAQ Global Select Market.

“This local listing responds to demand from investors in Russia and benefits Yandex,” said Arkady Volozh, Yandex CEO. “We anticipate that the listing will broaden the company’s shareholder base internationally and stimulate investor interest.”

“Since early last year we have seen strong interest in Moscow listings from companies incorporated outside Russia that have Russian assets. This trend is driven by reforms to the market infrastructure and the increased liquidity and depth of the Russian market,” said Alexander Afanasiev, Chief Executive Officer of Moscow Exchange. “Shares of Polymetal and depositary receipts of QIWI and Lenta already trade on Moscow Exchange. We expect that Moscow-traded shares of a major new name from the technology sector will be of interest to both institutional and retail domestic investors.”

Sberbank CIB(1), the corporate and investment banking business of Sberbank of Russia, is acting as financial advisor to Yandex.  In addition, Morgan Stanley & Co. International plc. advised Yandex on certain issues related to the dual listing of its shares.

Neither Yandex nor its existing shareholders are undertaking any offer or sale of shares in connection with the listing, and this announcement does not constitute an offer to sell or the solicitation of an offer to buy securities of Yandex.

Yandex also announces that its board of directors has recently authorized the company to opportunistically repurchase its 1.125% convertible senior notes due 2018 on the open market from time to time.

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Forward-Looking Statements

Statements in this release that are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, but are not limited to, the consummation of the proposed listing on the MICEX Stock Exchange. Forward-looking statements reflect Yandex management’s analysis as of the date of this press release. Important factors that could cause actual results to differ materially from our expectations are more fully described in Yandex’s filings with the SEC. Except as required by applicable law, Yandex does not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

(1)  On the basis of CJSC “Sberbank CIB”

About Yandex N.V.

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.

About Moscow Exchange

Moscow Exchange Group manages the sole multifunctional exchange platform in Russia for equities, bonds, derivative instruments, currencies, money market instruments and commodities. The Group includes the central depository (National Settlement Depository), and a clearing centre (National Clearing Centre), performing the functions of central counterparty on the markets, which allows Moscow Exchange to render the full spectrum of trading and post-trading services to its clients. Securities of over 710 issuers are admitted to trading on the equities market of Moscow Exchange, including securities of the largest Russian companies by market capitalization.

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

Moscow Exchange

Investor Relations

Sergey Klinkov

+7 495 363 3232

ir@moex.com

Moscow

Nikita Bekasov

+7 495 3633232

pr@moex.com

London

Peter Morley

+44 7927 186645

morley@em-comms.com